As filed with the Securities and Exchange Commission on March 24, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

The Latin American Discovery Fund, Inc.

(Name of Subject Company (issuer))

The Latin American Discovery Fund, Inc.

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

51828C 10 6

(CUSIP Number of Class of Securities)

Ronald E. Robison

Morgan Stanley Investment Management Inc.

1221 Avenue of the Americas

New York, New York 10020

(212) 762-5330

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Leonard B. Mackey, Jr.

Clifford Chance US LLP

200 Park Avenue

New York, New York 10166

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$23,488,413.26(a)	$4,697.68(b)

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,602,211 shares in the offer, based upon a price of $14.66 (95% of the net asset value per share of $15.43 on February 6, 2004).

(b)	Calculated as 1/50th of 1% of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,697.68

Form or Registration No.: Schedule TO

Filing Party: The Latin American Discovery Fund, Inc.

Date Filed: February 17, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 17, 2004 by The Latin American Discovery Fund, Inc. (the “Fund”) relating to an offer to purchase for cash (the “Offer”) 1,602,211 of the Fund’s issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), amends such Issuer Tender Offer Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended, and General Instruction H of Schedule TO:

The Offer expired at 12:00 midnight, New York City time, on March 16, 2004. Pursuant to the Offer, 7,072,317 Shares were properly tendered and not withdrawn, and 1,602,211 of the tendered Shares were accepted by the Fund on March 22, 2004 for purchase at the price of $14.48 per share, which was 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on March 16, 2004. Payment for the Shares purchased was made on March 24, 2004. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $23,200,015.28.

Item 12.    Exhibits.

The following materials are hereby filed as additional exhibits to the Fund’s Schedule TO:

(a)(7)	Text of press release dated and issued on March 16, 2004.

(a)(8)	Text of press release dated and issued on March 22, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LATIN AMERICAN DISCOVERY FUND, INC.

/S/ RONALD E. ROBISON
Name:	Ronald E. Robison
Title:	Executive Vice President and Principal Executive Officer

Dated: March 24, 2004